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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viant Capital LLC

OFFICIAL USE ONLY
46948
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Washington Street, Suite 325
(No. and Street)

San Francisco, (City) | CA (State) | 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Batdorf | (415) 820-6106
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460, (Address) | Walnut Creek, (City) | CA (State) | 94598 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Batdorf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viant Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JURAT

~~State of California~~
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 2010, by John Bruce Batdorf proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

Notary Public

Signature

Managing Director

Title

ANTONIO LOCATELLI
Commission # 1789067
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***John Batdorf***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 24th day of February, 2010

at San Francisco, California

John Batdorf
Viant Capital LLC

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Members
Viant Capital LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Viant Capital LLC as of December 31, 2009 and the related statements of operations, changes in Company equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viant Capital LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In addition, we have applied agreed-upon procedures to the entity's SIPC-7T, Transitional Assessment Reconciliation, and have summarized our findings in the Supplemental Information section, on pages 13 – 16.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

February 19, 2010

VIANT CAPITAL LLC
Statement of Financial Condition
December 31, 2009

ASSETS

Cash in bank	$	167,421
Accounts receivable		87,188
Prepaids and deposits		7,951
Restricted securities and investments		125,745
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $138,367		71,367
Total Assets	$	459,672

LIABILITIES AND COMPANY EQUITY

Liabilities:		
Accounts payable and accrued liabilities		21,781
Total Liabilities		21,781
Company equity:		
Contributed capital, net of accumulated withdrawals		(2,402,611)
Cumulative earnings		2,840,502
Total Company equity		437,891
Total Liabilities and Company Equity	$	459,672

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Operations
For the Year Ended December 31, 2009

Revenue	
Fees and commissions earned	$ 2,939,164
Net unrealized loss	8,324
Interest income	167
Total revenue	2,947,655
Expenses	
Salaries	122,261
Regulatory Fees	11,828
Commission expense	1,795,778
Payroll taxes	12,197
Insurance	74,288
Rent, net of subtenants	129,994
Professional fees:	
Legal, net of recovery	(25,566)
Accounting	13,860
Computer support	7,050
Office expense	22,935
Subscriptions and data services	52,784
Telephone and communication	18,305
Depreciation and amortization	24,939
Marketing expenses	27,389
Other	27,417
	2,315,459
Net income (loss)	$ 632,196

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Changes in Company Equity
For the Year Ended December 31, 2009

	Contributed Capital, net	Accumulated Earnings	Total
Balance - December 31, 2008	$(1,798,464)	$ 2,208,306	$ 409,842
Net income	-	632,196	632,196
Transfer to Parent	(234,147)	-	(234,147)
Members Distributions	(370,000)	-	(370,000)
Balance - December 31, 2009	$(2,402,611)	$ 2,840,502	$ 437,891

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 632,196
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	24,939
Changes in operating assets and liabilities:	
Increase in accounts receivable	(46,692)
Increase in restricted securities	(8,324)
Lease deposits and prepaid expenses	98,937
Decrease in accounts payable and accrued liabilities	(48,507)
Net cash provided by (used in) operating activities	652,549
Cash flows from financing activities:	
Transfers to Parent	(234,147)
Partner draws	(370,000)
Net cash provided by (used in) financing activities	(604,147)
Net decrease in cash	48,402
Cash at beginning of year	119,019
Cash at end of year	$ 167,421

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Viant Capital LLC (the "Company"), a subsidiary of Viant Group LLC (the "Parent"), was incorporated February 3, 1999, and began business June 15, 1999. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

The Company acts as a placement agent for venture capital financing, underwrites securities transactions, and provides mergers and acquisition advice.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Warrants

As part of the normal course of business, the Company receives stock warrants in private companies as part of its contractual agreements. These warrants have little, if any, value upon the signing of the agreement. When (and if) the companies mature, and a foreseeable market becomes available, a value would be assigned to the warrant.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. At December 31, 2009, the cash balance in the bank account did not exceed the FDIC insurance limit.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.15 to 1 at December 31, 2009. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2009, the Company had net capital as defined of $144,333, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Lease Commitment

The rent for 2009 was $129,994, which was net of subtenant rents of $89,865. The following are terms of the lease signed in November of 2006.

Lease Location	Monthly Payment	Annual Base Rent	Term
500 Washington	2010-2011: $16,307	2010-2011:$195,680	Years 1-5
	2012-2016: $17,326	2012-2016:$207,910	Years 6-10

5. Income Taxes

There is no federal income tax liability for the Company at December 31, 2009. As a Limited Liability Company (LLC) the Company is a flow-through-entity similar to a partnership.

$6,800 was recognized in 2009 for California Franchise Tax expense. The California tax is based on gross receipts.

6. Fixed Assets

At December 31, 2009 the fixed assets were as follows:

Furniture and equipment	$ 145,518
Depreciation of furniture and equipment	(98,767)
Net furniture and equipment	46,751
Tenant improvements – Washington Street	64,216
Amortization of leasehold improvements	(39,600)
Net leasehold improvements	24,616
Total fixed assets and leasehold improvements	$ 71,367

Furniture and equipment is depreciated on a straight-line basis over 7 and 3 years, respectively. The 2006 leasehold improvements are amortized over the term of the lease or 10 years.

7. Restricted Securities

During the normal course of business, stock warrants are received for services performed by the Company. The Company currently holds both common and preferred shares of stock of private companies that are executed but not readily marketable.

Upsnap, Inc. warrants were converted into 370,000 shares of *restricted* stock. At December 31, 2009 and 2008, the shares were valued at $5,741 and $2,282, respectively. The Company is authorized to sell their restricted stock subject to certain limitations.

At December 31, 2009 and 2008, 1,689 Universal American Financial Corp (UAM) warrants were valued at $20,004 and $15,139, respectively. During the year, unrealized gains were $8,324, per the table below.

	2008	2009	Unrealized Gain
UpSnap (UPSN)	$ 2,282	$ 5,741	$ 3,459
Universal American (UAM)	15,139	20,004	4,865
	$ 17,421	$ 25,745	$ 8,324

8. Private Equity Investment

During 2008, the Company invested $100,000 in private equity investment with Circos.com, Inc. The equity investment is not liquid and if sold might require investors to meet various qualifications.

9. Subsequent Events

Management has evaluated subsequent events through February 19, 2010, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

VIANT CAPITAL LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Company equity		$ 437,891	
Assets not allowed for net capital purposes:			
Accounts receivable	(87,188)		
Restricted securities	(125,745)		
Deposits and prepaid assets	(7,951)		
Net furniture and equipment	(71,367)	(292,251)	
Haircuts on marketable securities		(1,307)	
		144,333	A
Minimum net capital required:			
Greater of 6-2/3% of aggregate indebtedness ($21,781) or $5,000		5,000	
Net capital in excess of requirement		$ 139,333	
Aggregate indebtedness (total liabilities)		$ 21,781	B
Ratio of aggregate indebtedness ($21,781) to net capital ($144,333) (required to be less than 15 to 1) A B		0.15 to 1	

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 21,781	$ 144,333	0.151 to 1
Rounding difference	-	-	
Per statements as finalized	$ 21,781	$ 144,333	0.151 to 1

Schedule II

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

During the year ended December 31, 2009, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to, customers. Therefore, the Formula for Determination of Reserve Requirements under Rule 15c3-3 was not applied since the various items required in the formula were nonexistent in the circumstances as described. A weekly determination of the required balance in the Special Reserve Account for the Exclusive Benefit of Customers, under the reserve formula, was not appropriate under these circumstances. No deposits to this special account were required during the year ended December 31, 2009.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(1).

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customer's Regulated Commodity Futures and Options Accounts

This schedule is not applicable to the Company's operations in 2009.

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Viant Capital LLC
San Francisco, California

In planning and performing our audits of the financial statements and supplemental schedule of Viant Capital LLC (the "Company"), for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and management of the Company, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 19, 2010

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Viant Capital, LLC
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Viant Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Viant Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Viant Capital, LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period April to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for that period, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, noting no differences;

5. Compared the amount of the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 19, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051602 FINRA DEC
VIANT CAPITAL LLC 17*17
500 WASHINGTON ST STE 325
SAN FRANCISCO CA 94111-2947

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5943

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (798)

7/17/2009
Date Paid

C. Less prior overpayment applied (5145)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 5145

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5145

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VIANT CAPITAL, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Fin Op
(Title)

Dated the 8 day of FEB, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — April 1st → Dec 31st — $ 2454261

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 77,000

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 77,000

2d. SIPC Net Operating Revenues $ 2377261

2e. General Assessment @ .0025 $ 5943 -

(to page 1 but not less than $150 minimum)

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

February 23, 2010

Securities Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Gentlemen:

Enclosed please find two copies of the financial statements of Viant Capital LLC for the year ended December 31, 2009, together with our auditors' report thereon pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Very truly yours,

John A. Cropper
Cropper Accountancy Corporation

JAC/kap
Enc.
cc: Mr. John Batdorf

VIANT CAPITAL LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2009

Cropper Accountancy Corporation
Certified Public Accountants